TYG SOLUTIONS CORP.

202 Avenue F

Brooklyn, New York 11218

February 11, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Mark P. Shuman

                Re:          TYG Solutions Corp.

                                Amendment No. 1 to Registration Statement on Form S-1

                                Filed December 15, 2014

                                File No. 333-198284

Dear Mr. Shuman:

We are in receipt of your comment letter dated January 9, 2015 regarding the above referenced filing.  As requested in your letter, we have provided responses to the questions raised by the staff.   For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.       We note your response to prior comment 2 and it remains unclear whether you are a shell company as defined in Rule 405. The definition of a shell company does not turn on the company’s active pursuit of a business plan, but rather on the scope of its business operations and assets. In this regard, you have not persuaded us that you have more than nominal operations and we note that your assets are nominal. It appears that the very limited operational activities you have conducted to date may be nominal. We note that significant steps must be taken to both develop your proposed product and to commence the operations of your proposed app development business. Please revise your disclosure to state that you are a shell company, and provide an appropriate risk factor addressing the impact on the company and potential investors. Alternatively, in your response letter, provide a detailed breakdown of the transactions that led to the $24,732 of expenses you incurred during the nine months ended September 30, 2014. We note your disclosure that these expenditures consisted of consulting and website development and professional fees. The portion of these expenses that was operational and the nature of the activities the expenses funded is unclear.

RESPONSE:  We do not agree that we are a shell company as that term is defined in the securities laws.  We are currently operating our business and negotiating with 3 potential clients that would result in us earning substantial revenue over the next few months. We have not closed the negotiations but believe that we will be able to generate significant revenues from these contracts. Additionally, the footnote to the shell company definition states that shell companies do not include “development stage companies pursuing an actual business.” We are doing just that and do not believe that we should be considered a shell company.

2.       Ensure that your amended filing includes a copy marked to show changes from this filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Rule 310 of Regulation S-T. Marked copies in HTML format that show changes within paragraphs help to facilitate the processing of your filings.

RESPONSE:  We will send a marked version of the S-1/A as a correspondence.

Prospectus Summary

Summary Financial Information, page 6

3.       You disclosure on this page that your fiscal year end is June 30 is inconsistent with your disclosure elsewhere in the filing. Please revise or advise.

RESPONSE:  On page 6, we have revised the disclosure to state the fiscal year end of December 31 and the nine-month period ended September 31, 2014. We have removed the reference to June 30.

Risk Factors

Risks Related to Our Business

If we are not able to implement the requirements of Section 404 …, page 12

4.       Please revise to disclose, if accurate, that your obligation to evaluate the effectiveness of your internal controls over financial reporting will begin with your annual report for the fiscal year 2015.

RESPONSE:  On page 12, we have revised our disclosure to state that our obligation to evaluate the effectiveness of our internal controls over financial reporting will begin with our annual report for the fiscal year 2015.

Description of Business

Overview, page 19

5.       We have reviewed your response to prior comment 3. Please revise to prominently state that there can be no assurances that your efforts to develop the proposed app will succeed, or that you will be able to successfully market the proposed app, if developed.

RESPONSE:  On page 19, we have revised our disclosure to state that there can be no assurances that our efforts to develop the proposed app will succeed or that we will be able to successfully market the proposed app.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our business plan within 12 months is outlined below, page 24

6.       We note your response to prior comment 9. Please revise to expand the discussion of your business plan to provide an estimated time frame and the anticipated costs for implementing each stage of your business plan. For example, tell us when you anticipate developing your website, attending conferences and other steps you intend to take to market your company.

RESPONSE:  On page 24, we have expanded our discussion of our business plan to include an estimated time frame and anticipated costs for implementing each stage of our business plan.

Liquidity and Capital Resources, page 25

7.       Please incorporate your response to prior comment 10 in the disclosure within the Liquidity and Capital Resources section.

RESPONSE:  On page 25, we have incorporated our response about the amount of capital we will need to operate our business for the next 12 months into the Liquidity and Capital Resources section.

Directors, Executive Officers, Promoters and Control Persons, page 26

8.       We note your response to prior comment 12. Please revise to disclose the name of the corporation or other organization by whom Mr. Gabay has been employed as a travel agent since 2009.

RESPONSE:  On page 26, we have revised our disclosure to include the name of the corporation that Mr. Gabay has been employed as a travel agent since 2009.

9.       We note your response to prior comment 13. To the extent you continue to characterize Mr. Barmatz’s experience with developing applications as “extensive,” please revise to provide more specific support for the use of this description of his experience. Also, please quantify the number of applications Mr. Barmatz has developed.

RESPONSE:  On page 26, we have revised the biography of Mr. Barmatz to remove any reference to him having “extensive” experience with developing applications.

Executive Compensation

Summary Compensation Table, page 27

10.    Please revise to provide the applicable disclosure required by Item 402(l) for the fiscal year 2014.

RESPONSE:  On page 27, we have added the applicable disclosure for the fiscal year ended 2014.

Financial Statements

11.    Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

RESPONSE:  Rule 8-08 states that the financial statements must be within a date ending within 135 days of the effective date. We have financial statements as of September 30, 2014 included in our Registration Statement. Pursuant to Rule 8-08 of Regulation S-X, we believe that we have until February 14, 2015 before we have to update our financial statements to include the audited financial statements for the fiscal year ended December 31, 2014.

Exhibits

12.    Several of your exhibits, including Exhibits 3.1, 5.1, 10.1, and 23.2 appear to be separate images. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. We refer you to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file the applicable exhibits in one of the correct document formats.

RESPONSE:  We have addressed and corrected the EDGAR issues.

The Company acknowledges that:

	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;



the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and



the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TYG SOLUTIONS CORP.

By:	/s/ Natan Barmatz
Name: Natan Barmatz
Title: Chief Executive Officer and Chairman of the Board